SOKO FITNESS & SPA GROUP, INC.
NO. 194, GUOGELI STREET, HARBIN
HEILONGJIANG PROVINCE, CHINA 150001

VIA EDGAR TRANSMISSION

January 29, 2010

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SOKO Fitness & Spa Group, Inc. Item 4.01 Form 8-K Filed January 14, 2010 File No. 333-132429

Dear Mr. Thompson:

In connection with the staff’s consideration of the above referenced Current Report on Form 8-K (the “Form 8-K”) which SOKO Fitness & Spa Group, Inc. (the “Company”) filed on January 14, 2010 and the amendment to the Form 8-K filed on January 15, 2010, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•
staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or others have any questions or would like additional information, please contact the Company’s U.S. legal counsel Ellenoff Grossman & Schole LLP, Lawrence A. Rosenbloom or Barry I. Grossman at (212) 370-1300.  Thank you for your attention to this matter.

  Very truly yours,

/s/ Tong Liu
Name: Tong Liu
Title: President, CEO and Chairman

cc:	Bagell, Josephs, Levine & Company, LLC Ellenoff Grossman & Schole LLP